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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person

KKR Partners (International), Limited Partnership
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

c/o Kohlberg Kravis Roberts & Co., L.P.
9 West 57th Street
--------------------------------------------------------------------------------
                                    (Street)

 New York                            New York               10019
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

February 28, 2003
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

PRIMEDIA Inc. (PRM)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

                               See Notes (1)(2)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by One Reporting Person

     [_]  Form filed by More than one Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect           4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

10.000% Series D Exchangeable
Preferred Stock (1)                      559,363 (1)                 I (2)                See Note (2)

------------------------------------------------------------------------------------------------------------------------------------
9.200% Series F Exchangeable
Preferred Stock (1)                      551,963 (1)                 I (2)                See Note (2)

------------------------------------------------------------------------------------------------------------------------------------
8.625% Series H Exchangeable
Preferred Stock (1)                    1,114,871 (1)                 I (2)                See Note (2)

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:




      /s/ William J. Janetschek                                  3/04/03
---------------------------------------------            -----------------------
    **Signature of Reporting Person                               Date
  By:  KKR 1996 Overseas, Limited
       its General Partner
  By:  William J. Janetschek
       Attorney-In-Fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                    Page 2 of 5
                                                               SEC 1473 (7/96)

                             Attachment to Form 3
               KKR Partners (International), Limited Partnership


(1) On July 8, 2002, ABRA III LLC ("ABRA III") purchased 77,861 shares of PRIMEDIA Inc.'s ("PRIMEDIA") 10.000% Series D Exchangeable Preferred Stock (the "Series D Preferred Stock") at an average price of $31.82 per share, for an aggregate purchase price of $2,477,402. On July 12, 2002, ABRA III purchased 10,000 shares of the Series D Preferred Stock at an average price of $30.20 per share, for an aggregate purchase price of $302,000. On July 19, 2002, ABRA III purchased 87,160 shares of the Series D Preferred Stock at an average price of $33.45 per share, for an aggregate purchase price of $2,915,502. On July 26, 2002, ABRA III purchased 14,585 shares of the Series D Preferred Stock at an average price of $30.95 per share, for an aggregate purchase price of $451,406. On September 26, 2002, ABRA III purchased 229,400 shares of the Series D Preferred Stock at an average price of $37.45 per share, for an aggregate purchase price of $8,591,030. On October 7, 2002, ABRA III purchased 140,357 shares of the Series D Preferred Stock at an average price of $36.20 per share, for an aggregate purchase price of $5,080,923. The Series D Preferred Stock is exchangeable, in whole but not in part, at PRIMEDIA's option, on any scheduled dividend payment date, into PRIMEDIA's 10% Class D Subordinated Exchange Debentures due 2008.


On July 8, 2002, ABRA III purchased 120,000 shares of PRIMEDIA's 9.200% Series F Exchangeable Preferred Stock (the "Series F Preferred Stock") at an average price of $31.21 per share, for an aggregate purchase price of $3,745,250. On July 12, 2002, ABRA III purchased 20,000 shares of the Series F Preferred Stock at an average price of $30.20 per share, for an aggregate purchase price of $604,000. On July 19, 2002, ABRA III purchased 66,500 shares of the Series F Preferred Stock at an average price of $33.21 per share, for an aggregate purchase price of $2,208,300. On July 26, 2002, ABRA III purchased 10,000 shares of the Series F Preferred Stock at an average price of $30.95 per share, for an aggregate purchase price of $309,500. On August 8, 2002, ABRA III purchased 10,750 shares of the Series F Preferred Stock at an average price of $30.20 per share, for an aggregate purchase price of $324,650. On October 7, 2002, ABRA III purchased 324,713 shares of PRIMEDIA's Series F Preferred Stock at an average price of $36.20 per share, for an aggregate purchase price of $11,754,611. The Series F Preferred Stock is exchangeable, in whole but not in part, at PRIMEDIA's option, on any scheduled dividend payment date, into PRIMEDIA's 9.20% Class F Subordinated Exchange Debentures due 2009.


On July 8, 2002, ABRA III purchased 218,150 shares of PRIMEDIA's 8.625% Series H Exchangeable Preferred Stock (the "Series H Preferred Stock") at an average price of $31.33 per share, for an aggregate purchase price of $6,834,268. On July 12, 2002, ABRA III purchased 45,000 shares of the Series H Preferred Stock at an average price of $32.20 per share, for an aggregate purchase price of $1,449,000. On July 15, 2002, ABRA III purchased 75,000 shares of the Series H Preferred Stock at an average price of 31.49 per share, for an aggregate purchase price of $2,361,250. On July 19, 2002, ABRA III purchased 130,181 shares of the Series H Preferred Stock at an average price of $33.44 per share, for an aggregate purchase price of $4,352,679. On July 26, 2002, ABRA III purchased 80,000 shares of the Series H Preferred Stock at an average price of $31.65 per share, for an aggregate purchase price of $2,532,250. On August 8, 2002, ABRA III purchased 138,966 shares of the Series H Preferred Stock at an average price of $33.67 per share, for an aggregate purchase price of $4,679,654. On October 7, 2002, ABRA III purchased 383,574 shares of the Series H Preferred Stock at an average price of $36.20 per share, for an aggregate purchase price of $13,885,379. On November 5, 2002, ABRA III purchased 44,000 shares of the Series H Preferred Stock at an average price of $34.70 per share, for an aggregate purchase price of $1,526,800. The Series H Preferred Stock is exchangeable, in whole but not in part, at PRIMEDIA's option, on any scheduled dividend payment date, into PRIMEDIA's 8.625% Class H Subordinated Exchange Debentures due 2010.

                             Attachment to Form 3
               KKR Partners (International), Limited Partnership

KKR Partners (International), Limited Partnership ("KKR International"), which owns 4.06% of the interests in ABRA III, which it acquired when ABRA III redeemed all of the Class B Interests held by KKR Associates 1996 L.P., may be deemed, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), to be a "ten percent beneficial owner" of securities of PRIMEDIA directly held by ABRA III. However, pursuant to Rules 16a-1(a)(2) and 16a-1(a)(4) promulgated under the Act, the Reporting Person disclaims that it is the beneficial owner of such securities.


(2) The Reporting Person may be deemed to be a beneficial owner of securities of PRIMEDIA (including the securities reported on this Form 3) by virtue of its status as the owner of 4.06% of the interests in ABRA III, which it acquired when ABRA III redeemed all of the Class B Interests held by KKR Associates 1996 L.P. This Form 3 is being filed solely to indicate that the Reporting Person may be deemed to be a "ten percent" owner of PRIMEDIA's securities for purposes of Section 16 of the Act. However, pursuant to Rules 16a-1(a)(2) and 16a-1(a)(4) promulgated under the Act, the Reporting Person disclaims that it is the beneficial owner of such securities.

                              POWER OF ATTORNEY

Know all men by these presents that Perry Golkin does hereby make, constitute and appoint William J. Janetschek and Richard J. Kreider, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a member of any limited liability company or limited partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of KKR Associates, L.P., KKR Associates 1996 L.P., KKR 1996 GP L.L.C., KKR Associates II (1996) Limited Partnership, KKR 1996 Overseas, Limited, KKR Associates (Strata) L.P., Strata L.L.C., KKR Associates (KLC) L.P., KKR-KLC, L.L.C., KKR Associates (NXS) L.P., KKR-NXS, L.L.C., KKR Associates Europe, Limited Partnership, KKR Europe Limited, KKR Associates Millennium L.P. and KKR Millennium GP LLC (including any amendments or supplements to any reports, forms or schedules previously filed by such persons or entities): (i) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the "Act"), including without limitation, Schedule 13D, Schedule 14G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.




                                         /s/ Perry Golkin
                                         --------------------------------------
                                         Name: Perry Golkin


February 28, 2002
------------------
Date
                                                                   Page 5 of 5